UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

ACLARION, INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

655187201

(CUSIP Number)

January 8, 2024

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 655187201

1	NAME OF REPORTING PERSON White Lion Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 80,000
	6	SHARED VOTING POWER 80,000
	7	SOLE DISPOSITIVE POWER 80,000
	8	SHARED DISPOSITIVE POWER 80,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.52%*
12	TYPE OF REPORTING PERSON OO

*

Percentage calculated based on 840,000 shares of common stock, par value $0.00001 per share (the “Common Stock”, of Aclarion, Inc., a Delaware corporation (the “Company”), outstanding as of January 3, 2024 pursuant to a Current Report on Form 8-K filed on January 4, 2024.

CUSIP No. 655187201

Item 1(a)	Name of Issuer:

The name of the issuer is Aclarion, Inc., a Delaware corporation (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

8181 ARISTA PLACE, STE 100, BROOMFIELD, CO 80021

Item 2(a)	Name of Person Filing:

White Lion Capital, LLC

Item 2(b)	Address or Principal Business Office or, if none, Residence:

17631 Ventura Blvd., Suite 1008, Encino, CA 91316

Item 2(c)	Citizenship:

Nevada

Item 2(d)	Title of Class of Securities:

Common stock, par value $0.00001 per share, of the Issuer

Item 2(e)	CUSIP Number:

655187201

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership.

The information contained in rows 5 through and including row 11 on the cover page of this Schedule 13G, including the footnotes thereto, is incorporated by reference in this Item 4.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 655187201

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 655187201

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2024	White Lion Capital, LLC

/s/ Sam Yaffa
Name: Sam Yaffa
Title: Managing Partner